Exhibit 99.1

DouYu International Holdings Limited Announces the Appointment of Co-CEO and Special Cash Dividend

WUHAN, China, Jan. 16, 2025 – DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU) a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced that the Company’s board of directors appointed Ms. Simin Ren as the Company’s Co-Chief Executive Officer (“Co-CEO”) effective as of today, following the transition under the leadership of the interim management committee since November 2023. With this appointment, the interim management committee has been dissolved.

On the same day, the Company’s board of directors approved and declared a special cash dividend of US$9.94 per ordinary share, or US$9.94 per American Depositary Share (“ADS”), to holders of record of ordinary shares and ADSs as of the close of business on February 10, 2025.

The aggregate amount of cash dividends to be paid will be approximately US$300 million and is expected to be paid on or around February 20, 2025, for holders of ordinary shares and holders of ADSs. Holders of the Company's ADSs will receive the cash dividends through JPMorgan Chase Bank, N.A., the depositary, subject to the terms and conditions of the deposit agreement.

Ms. Simin Ren, Co-CEO of DouYu, commented, “We remained committed to delivering value to our shareholders. As part of our strategic cash management and allocation, our Board of Directors has approved a special cash dividend of approximately US$300 million. Given our current cash position and strategic business plan, we continue to focus on improving our operational efficiency and endeavor to overcome the challenges of the macroeconomic and operating environment in order to support the Company’s long-term development.”

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through the integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com/.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular, the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Lingling Kong

DouYu International Holdings Limited

Email: ir@douyu.tv

Tel: +86 (10) 6508-0677

Andrea Guo

Piacente Financial Communications

Email: douyu@tpg-ir.com

Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente

Piacente Financial Communications

Email: douyu@tpg-ir.com

Tel: +1-212-481-2050

Media Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Tel: +86 (10) 6508-0677

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